SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated May 23, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated May 22, 2003 announcing STMicroelectronics' acquisition of Incard SpA.


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                                  LOGO OMITTED

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                               PRESSE INFORMATION

PR No. C1312M


       STMicroelectronics Announces Acquisition of New Smart Card Business

  Acquisition of Incard, one of the world's leading smart card manufacturers, further strengthens ST's leadership in emerging smart card applications

Geneva, May 22, 2003 - STMicroelectronics (NYSE: STM), one of the world's leading semiconductor manufacturers and the second largest worldwide supplier of smart card chips, today announced the acquisition from the IPM Group of the assets and business of Incard SpA, a move that significantly extends ST's know-how and participation in the smart card value chain. The acquisition will allow ST to offer a much wider range of solutions to meet the multiple needs of the evolving smart card market.

Incard, which is based in Italy, was the sixth largest card maker worldwide in 2002 according to independent market analyst Gartner Dataquest and has particular strength in the telecom market. With a manufacturing facility located in Marcianise(CE), close to Naples, Italy, Incard has some 290 employees, large part of which are technical experts working in R&D, product development and application support.

The acquisition of the assets and business of Incard will also complement both ST's leading-edge smart card chip technology and the recent acquisition of Proton World International (PWI), in which ST gained additional smart card system software know-how, particularly in the banking and financial fields.

"The solutions required in the smart card market are becoming increasingly complex; the suppliers of these solutions need to have in-depth knowledge of the complete system, plus a flexible and coherent offer backed up by a solid support team. Incard's product line and expertise will allow ST, working with its partners, to provide a full range of solutions, from chips to complete systems, as required," said Maurizio Felici, Group Vice-President and General Manager of ST's Smart Card Division. "By broadening our expertise, which now covers many different aspects of smart card systems and technologies, and working in close cooperation with partners around the world, ST will be able to provide complete solutions to end customers such as banks and telecom operators. We are delighted to welcome the employees of Incard, and we believe that they will play a key role in helping ST to further accelerate the increasing adoption of smart card technology in an ever-expanding range of applications."

This acquisition builds on a long-standing cooperation between STMicroelectronics and the IPM Group with which ST, further to the acquisition of Incard, has a long term agreement, based on joint

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efforts in the identification of innovative business opportunities in the field of smart cards, including terminals, security, WLAN, mobile business and telecom applications. The IPM Group's activities span all aspects of the fixed network market from products - including payphones, multimedia kiosks, Internet appliances, smart cards, and network access systems - up to advanced global engineering solutions.

"The smart card market will certainly welcome this move, which makes an unprecedented combination of know-how and resources available to partners and customers worldwide. ST has a 20-year track record of success at the leading edge of smart card chip technology and we are confident that we can contribute substantially to the expansion of its offerings in one of the world's most promising markets," said Simone Cavallo, CEO of Incard.

Incard has a wide product range of cards, software and development kits covering several smart card applications, with a special emphasis on telecom prepaid cards and SIM modules.

The transaction between ST and IPM Group includes a cash consideration of
(euro)75 million for the purchase of Incard.


About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

This press release contains forward looking statements which are based on Management's current expectations, views, beliefs and assumptions as of the date of this press release. Such statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include risks relating to acquisitions. A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.


For further information, please contact:

Media Relations                             Investor Relations

Maria Grazia Prestini                       Benoit de Leusse
Director, Corporate Media Relations         Investor Relations Manager, Europe
STMicroelectronics                          STMicroelectronics
Tel: +41.22.929.6945                        Tel: +33.4.50.40.24.30

Lorie Lichtlen/Nelly Dimey                  Jean-Benoit Roquette
Financial Dynamics                          Financial Dynamics
Paris Tel: +33.1.47.03.68.10                Paris Tel: +33.1.47.03.68.10


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer